Media	North America,	German/Central	Investor Relations
Linda Arens	UK/ Western European	European Press	Zainab Schwartz
SAND Technology	Press	Maike Thiessen	SAND Technology
pr@sand.com	Linda Arens	SAND Technology GmbH	zainab.schwartz@sand.com
+1 650 726 7539	SAND Technology	maike.thiessen@sand.com	+1 514 939 3477
	+1 650 726 7539	+49 40 211 07650

SAND Technology Announces Second Quarter Results for Fiscal 2010

Montreal, March 18, 2010: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a small net loss for the three-month period ended January 31, 2010.

Highlights for the current second quarter compared to the same quarter last year include:

  Revenue of $1,924,251 in Q2-10 vs. Revenue of $1,747,384 in Q2-09
  Net loss of $27,951 in Q2-10 vs. Net loss of $127,415 in Q2-09
  North America revenue of $303,803 in Q2-10 vs. North America revenue of $823,240 in Q2-09
  Europe revenue of $1,620,448 in Q2-10 vs. Europe revenue of $924,144 in Q2-09

“The results were below our expectations,” said Tom O’Donnell, President and CEO of SAND Technology. “However we are intensely focused on expanding our sales force and are committed to new product development to drive revenue growth. We continue to instil that sense of urgency in all SAND employees to change the company to a profit based mentality. For the next half year, our focus will be on building North American sales; our European operations are growing steadily, as SAND awareness in the market is gaining ground. Our cash position is monitored carefully; however, we do have access to cash through private placements and debt if required.”

“I am optimistic about the future of SAND based on our expanded presence within our existing customer base and interest from potential new customers. We are working diligently to improve our productivity, operational efficiencies and product offerings”.

Other achievements in the second quarter include:

  In December 2009, SAND organized and recorded a pod cast whereby Clive Humby, Chairman and Co- Founder of dunnhumby, talks to Claudia Imhoff, President and Founder of Intelligent Solutions, about using SAND Technology for retail analytics on 350 million customers.

  In January 2010, SAND announced that three new people joined the board. These included – Duncan Painter, Managing Director of British Sky Broadcasting, Michael Pesner, President of Hermitage Canada Finance Inc. and Daniel Benn, executive and entrepreneur. These new members bring with them in-depth experience in driving growth through strategic planning, sales and marketing and financing.

www.sand.com

  In February 2010, our VP of Technology, Richard Grondin, published an article titled “12 Best Practices for Information Lifecycle Management using the NLS Interface” for the SAP BI Expert website. The paper will be featured at the upcoming SAP NetWeaver BI and Portals in Orlando, Florida.

  In March 2010, for the third consecutive year, SAND has been included in Gartner’s Magic Quadrant for Data Warehouse Database Management Systems.

About SAND Technology
SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following data expressed in Canadian dollars are derived from the unaudited interim financial statements for the six month period ended January 31, 2010. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars.

	Three months	Three months
	ended January	ended January
Results of Operations	31, 2010	31, 2009

Net Sales	$1,924,251	$1,747,384

Cost of Sales and Product Support	$340,533	$405,632
Research and Development Costs	$440,268	$504,653
Selling, General and Administrative
Expenses	$1,077,894	$912,393
Amortization	$14,374	$15,937
Operating Income (Loss)	$51,182	($91,231)

Interest Expenses	$79,133	$36,184
Net Income (Loss)	($27,951)	($127,415)

Basic Earnings (Loss) per Share	($0.00)	($0.01)
Weighted Average Number of Shares
outstanding during each period (000's)	15,889,619	14,318,189

	January 31,	July 31,
Financial Position as at	2010	2009
Working Capital (a)	$818,544	($362,753)
Total Assets	$2,807,795	$2,740,326
Total Liabilities	$4,151,380	$5,112,881
Shareholders' Deficiency	($1,343,585)	($2,372,555)

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.